No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 5, 2005, Honda Motor Co., Ltd. announced that it has developed a new 1.8-liter i-VTEC engine to be introduced this fall in the new Civic that achieves both more powerful performance and improved fuel economy. The engine employs an intelligent VTEC system that switches the valve timing for maximum efficiency during startup and acceleration to achieve powerful, torquey performance, then delays intake valve closure timing during cruising and other low-load conditions for improved fuel economy. Use of the valve timing control system results in off-the-line acceleration performance equivalent to a 2.0-liter engine, fuel economy approximately 6% better than the current 1.7-liter Civic engine, making it one of the world’s most efficient 1.8-liter engine designs. During cruising, the new engine achieves particularly high fuel economy, on a par with that of a 1.5-liter engine. (Ref. #A05-025)

Exhibit 2:

On July 5, 2005, Honda Motor Co., Ltd. announced that it has developed a New Honda Hybrid System, which features a 3-stage i-VTEC engine that employs Honda’s intelligent VTEC (Variable Valve Timing and Lift Electronic Control) system to provide three stages of valve timing (low-rpm, high-rpm, and cylinder idle mode), combined with Honda’s IMA (Integrated Motor Assist) system that has been made significantly more compact and efficient. The New Honda Hybrid System will be introduced in the all-new Civic Hybrid, to be launched this fall. (Ref. #A05-026)

Exhibit 3:

On July 7, 2005, Honda Motor Co., Ltd. announced that it has acquired four million shares of new shares through a third-party allotment from Nihon Plast Co., Ltd. (location of headquarters: Fuji, Shizuoka; President: Makoto Hirose), a parts manufacturer that mainly produces automobile airbag modules and interior plastic injection molded parts, with the objective of further strengthening their business relationship. (Ref. #C05-064)

Exhibit 4:

On July 12, 2005, Honda Motor Co., Ltd. has announced that it will discontinue production of the NSX, a vehicle that has enjoyed considerable popularity as pure sports car and won many fans worldwide. Honda is currently working on a successor, a new sports car for a new era, which is to incorporate Honda’s most advanced technology. (Ref. #A05-027)

Exhibit 5:

On July 20, 2005, Honda Motor Co., Ltd. announced plans to double production capacity at the engine plant of Honda Automobile (Thailand) Co., Ltd. (HATC), a Honda automobile production and sales subsidiary in Thailand, from the current 150,000 units annually to 300,000 units in the spring 2006. Total investment for this expansion plan is expected to be approximately 4 billion yen. (Ref. #C05-070)

Exhibit 6:

On July 20, 2005, Honda Motor Co., Ltd. has released an overview of its major next-generation power train technology and fuel economy targets for motorcycles, automobiles, and power products due to be introduced within the 9th Mid-term Plan (April 2005 to March 2008). (Ref. #C05-069)

Exhibit 7:

Summary of 2005 Mid-Year CEO Speech, July 20, 2005

Honda began a new-3year Mid-term business plan this spring.

The goals for the previous 3-year business plan were to provide new value to 20 million customers worldwide and to maintain Honda’s spirited independence. These goals were established in order to help fulfill Honda’s 2010 vision – to become a company that society wants to exist. Fortunately, Honda accomplished these goals during the past 3-year business plan, reaching annual sales of approximately 20 million units worldwide including motorcycles, automobiles and power products.

For the new 9th Mid-term plan, Honda will further pursue its efforts to become number one in the world in creating new value for our customers by strengthening the core characteristics that make Honda unique – that is to further advance initiative, technology, and quality. Our goal is to establish Honda as a brand that people trust and identify with by further strengthening Honda’s spirit of innovation and creativity.

Exhibit 8:

On July 25, 2005, Honda Motor Co., Ltd. announced plans to introduce Acura brand automobiles in China. Honda Motor (China) Investment Co., Ltd. (HMCI), a wholly-owned Honda subsidiary in China, will import Acura products and market them through a dedicated Acura dealer network which HMCI will establish. Sales of the Acura brand in China is planned to begin in spring 2006 with the RL luxury sedan. The first year sales goal is set at 3,000 units. The Acura brand will differentiate itself in the luxury car market by offering high performance products that further highlight the underlying concept of all Honda products – the joy of driving. (Ref. #C05-072)

Exhibit 9:

On July 27, 2005, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2005.

Exhibit 10:

On July 27, 2005, Honda Motor Co., Ltd. announced its intention to implement acquisition of its outstanding company shares, the resolution for which was resolved as follows at the meeting of the Board of Directors held on July 27, 2005 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 11:

On July 28, 2005, Honda Motor Co., Ltd. announced automobile production, domestic sales and export results for the month of June and the first six months of 2005. Honda set an all-time record during the first six months of the year with worldwide auto production of more than 1.73 million units as well as overseas production of more than 1.07 million units. (Ref. #C05-075)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: August 24, 2005

ref. #A05-025

Honda Develops New 1.8l i-VTEC Engine:

Superior Fuel Economy and Powerful Performance Achieved

With Valve Timing Control That Responds to Driving Conditions

—Scheduled for fall 2005 introduction in the new Honda Civic—

July 5, 2005—Honda Motor Co., Ltd. today announced that it has developed a new 1.8l i-VTEC engine to be introduced this fall in the new Civic that achieves both more powerful performance and improved fuel economy. The engine employs an intelligent VTEC system that switches the valve timing for maximum efficiency during startup and acceleration to achieve powerful, torquey performance, then delays intake valve closure timing during cruising and other low-load conditions for improved fuel economy. Use of the valve timing control system results in off-the-line acceleration performance equivalent to a 2.0-liter engine, fuel economy approximately 6% better than the current 1.7-liter Civic engine, making it one of the world’s most efficient 1.8-liter engine designs. During cruising, the new engine achieves particularly high fuel economy, on a par with that of a 1.5-liter engine.

Under low-load conditions on conventional engine, the throttle valve is normally partly closed to control the intake volume of the fuel-air mixture. During this time, pumping losses are incurred due to intake resistance, and this is one factor that leads to reduced engine efficiency. With the i-VTEC engine, however, intake valve closure timing is delayed to control the intake volume of the air-fuel mixture, allowing the throttle valve to remain wide open even under low-load conditions for a major reduction in pumping losses of up to 16%. Combined with comprehensive friction-reducing measures, this result in a significant increase in fuel efficiency for the engine itself.

1.8l i-VTEC engine cut-away model

A DBW (Drive By Wire) system provides high-precision control over the throttle valve while the valve timing is being changed over, ensuring smooth driving performance that leaves the driver unaware of any torque fluctuations. Other innovations include a variable-length intake manifold that delivers optimum inertia effect to further improve intake efficiency and piston oil jets that cool the pistons to suppress engine knock, for powerful torque even at rpm ranges typical in normal driving. The new engine delivers a high level of performance, with maximum output of 103kW (140PS) and maximum torque of 174N•m (17.7kg•m). It also delivers cleaner emission performance, employing a 2-bed catalytic converter positioned immediately after the manifold and high-precision air-fuel ratio control to achieve emission levels 75% below 2005 Japanese government standards (based on Honda in-house testing).

In addition, lower block construction resulting in a more rigid engine frame, aluminum rocker arms, high-strength cracked connecting rods, a narrow, silent cam chain, and other innovations make the engine more compact and lightweight. It is both lighter and shorter overall than the current Civic 1.7l engine, and quieter as well.

*	All values according to Honda in-house calculations

• Specifications for the 1.8l i-VTEC engine

Engine type and number of cylinders	Water-cooled in-line 4-cylinder
Displacement (cc)	1,799
Bore x Stroke (mm)	81 .0 x 87.3
Max. Output (kW [PS]/rpm)	103 [140]/6,300
Max. Torque (N•m [kg•m]/rpm)	174 [17.7]/4,300
Compression Ratio	10.5

*	All values according to Honda in-house calculations

Publicity materials for the 1.8l i-VTEC engine are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #A05-026

Honda Announces Development of New Honda Hybrid System

Featuring 3-Stage i-VTEC + IMA

—New Civic Hybrid powerplant scheduled for fall 2005 introduction—

July 5, 2005—Honda Motor Co., Ltd. announced that it has developed a New Honda Hybrid System, which features a 3-stage i-VTEC engine that employs Honda’s intelligent VTEC (Variable Valve Timing and Lift Electronic Control) system to provide three stages of valve timing (low-rpm, high-rpm, and cylinder idle mode), combined with Honda’s IMA (Integrated Motor Assist) system that has been made significantly more compact and efficient. The New Honda Hybrid System will be introduced in the all-new Civic Hybrid, to be launched this fall.

The New Honda Hybrid System employs intelligent engine functions and a more efficient IMA system to achieve an approximate 20% increase in system output over the current system1 and the powerful performance of a 1.8-liter engine while improving fuel economy by 5%2, reducing the system size by 5% and attainting a world-leading level of emissions performance. The system offers significantly improved performance and fuel economy over the current system.

[1]	Current Civic Hybrid system
[2]	Compared to current Civic Hybrid when driven in 10-15 mode

The 3-stage i-VTEC engine employs three hydraulic pathways to couple and uncouple five rocker arm assemblies, providing three stages of valve control depending on the driving conditions to achieve a combination of responsive driving and fuel economy. During deceleration when the cylinders are idle, combustion in all four cylinders is halted and the cylinders sealed shut, reducing pumping losses caused by engine aspiration for a 10% improvement in recovery of braking energy compared to the current model3. Virtually everything possible has been done to reduce friction as well, including the use of aluminum die-cast pistons, which feature low thermal expansion for less friction under high-temperature conditions, ion-plated piston rings, and plateau honing of the cylinder walls for a smoother surface.

[3]	Current Civic Hybrid

New Honda Hybrid System (3-stage i-VTEC + IMA) cut-away model

Honda’s independently developed electric motor employs coils with high-density windings and high-performance magnets to attain output 1.5 times that of the current model while maintaining the same size. The inverter used to control motor speed—also independently developed and manufactured by Honda—is integrated with the motor’s ECU for more precise digital control, contributing to even greater motor efficiency and fuel economy. Battery output has been increased by around 30% over the current model3, while a more compact, custom designed battery storage box offers increased cooling performance and vibration resistance for improved long-term reliability.

Also, a dynamic regenerative braking system is employed that hydraulically controls the brakes based on the amount of brake regeneration. This permits maximum braking regeneration along with smooth deceleration that conforms to brake-pedal pressure. The air conditioner features a hybrid compressor that is powered by both the engine and the motor. When the engine is in Idle Stop mode the compressor is powered by the motor; if rapid cooling is required it is powered by the engine and motor combined. When the temperature is stable it runs off the motor alone, for both improved comfort and fuel savings.

*	All values are based on Honda in-house calculations

•	New Honda Hybrid System Modes of Operation

•	Vehicle stationary

The engine is turned off and fuel consumption is zero.

•	Startup and acceleration

The engine operates in low-speed valve timing mode, with motor assist.

•	Rapid acceleration

The engine operates in high-speed valve timing mode, with motor assist.

•	Low-speed cruising

The valves of all four of the engine’s cylinders are closed and combustion halted. The motor alone powers the vehicle.

•	Gentle acceleration and high-speed cruising

The engine operating in low-speed valve timing mode powers the vehicle.

•	Deceleration

The valves of all four of the engine’s cylinders are closed and combustion halted. The motor recovers the maximum amount of energy released during deceleration and stores it in the battery.

•	Specifications for the New Honda Hybrid System

Power source	Engine	Engine type and number of cylinders	Water-cooled in-line 4-cylinder
		Displacement (cc)	1,339
		Bore x stroke (mm)	73.0 x 80.0

	Electric motor	Electric motor type	AC synchronous drive (Ultra-thin DC brushless motor)
		Rated voltage (v)	158

Performance	Engine	Max. output (kW[PS]/rpm)	70[95]/6,000
		Max. torque (N•m[kg•m]/rpm)	123[12.5]/4,500

	Electric motor	Max. output (kW[PS]/rpm)	15[20]/2,000
		Max. torque (N•m[kg•m]/rpm)	103[10.5]/0~1,160

	System Output	Max. output (kW[PS])	70+15[95+20]
		Max. torque (N•m[kg•m])	167[17.0]

*	All values according to Honda in-house calculations

Publicity materials for the New Honda Hybrid System are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.# C05- 064

Honda and Nihon Plast Strengthen Business Relationship

Tokyo, July 7, 2005 – Honda Motor Co., Ltd. announced today that it has acquired four million shares of new shares through a third-party allotment from Nihon Plast Co., Ltd. (location of headquarters: Fuji, Shizuoka; President: Makoto Hirose), a parts manufacturer that mainly produces automobile airbag modules and interior plastic injection molded parts, with the objective of further strengthening their business relationship.

Honda has enjoyed a favorable working relationship with Nihon Plast ever since Honda began purchasing automobile steering parts from them 37 years ago, in 1968.

Amidst severe global competition, a wide variety of competing products in the market as well as heightened safety requirements from customers, the airbag modules and plastic injection molded interior parts manufactured by Nihon Plast are in high demand due to features which include advanced lightweight design and multiple functions.

Further, the demand for advanced airbag modules and plastic injection molded parts is expected to expand mainly in the Chinese and Asian markets in the future. Thus, with the aim of strengthening competitiveness and local production, Honda has acquired the new shares through the third-party allotment from Nihon Plast to reinforce our business relationships with the company. Specifically, regarding the development of airbag modules and plastic injection molded parts, both companies will lay out a highly efficient development structure based on a long-term technological strategy, further reinforce development performance and promote enhanced structures in the areas of quality, cost and delivery.

About Nihon Plast Co., Ltd. – as of the end of March, 2005

Established:	October, 1948

Capital:	JPY 2,006.06 million

Investment ratio:	Dalphi Metal Espana, S.A. 13.1%, Mollertech International GmbH 11.7%, Makoto Hirose 10.4%, other 64.8%

Location:	Fuji, Shizuoka

Representative:	Makoto Hirose, President & C.E.O.

Business activities:	Manufacture and sale of automobile body frame components

Main operations:	Japan: Shizuoka (Fuji, Fujinomiya), Gunma, Fukuoka Overseas: U.S. (Ohio, Georgia), Mexico, Thailand, Indonesia China (Zhongshan), etc.

Number of employees:	1,031

Consolidated Net Sales:	JPY 83,094 million (Fiscal Year ended March, 2005)

Ordinary Profit:	JPY 1,836 million (Fiscal Year ended March, 2005)

Other:	Began over-the-counter trading at Japan Securities Dealers’ Association (present JASDAQ Securities Exchange) in December, 1990.

ref. #A05-027

Honda to Discontinue Production of the NSX Sports Car

—Successor sports car now in development—

July 12, 2005—Honda Motor Co., Ltd. has announced that it will discontinue production of the NSX, a vehicle that has enjoyed considerable popularity as pure sports car and won many fans worldwide. Honda is currently working on a successor, a new sports car for a new era, which is to incorporate Honda’s most advanced technology.

The NSX made its debut in 1990 as a genuine mid-engine sports car with an all-aluminum monocoque body—a world’s first for a production vehicle at the time. The NSX continued to evolve, with performance improvements including increased displacement, a 6-speed manual transmission, enhanced aerodynamic performance, and different tire sizes, along with the addition of the NSX Type-T open-top model and the NSX Type-R pure sports model with further enhanced driving performance. One of the first true sports cars to adopt clean emissions measures, the NSX succeeded in combining exhilarating driving performance with superior environmental performance. As a result, the NSX achieved total worldwide sales of more than 18,000* units during the 15 years it was in production.

Even after NSX production draws to a close, Honda will continue to foster an environment supportive of NSX owners and their enjoyment of their cars, through meticulous maintenance of NSX vehicles, a Refresh Plan to preserve vehicles in their optimum condition, and the continuing support of NSX Owners’ Meetings to assist owners who wish to enhance their driving skills.

Production of vehicles destined for the North American market will be discontinued at the end of December, 2005. Production of vehicles destined for the European market will be discontinued at the end of September, 2005.

*	As of the end of June 2005

NSX

<Highlights of the History of the NSX>

Feb. 1989	NS-X mid-engine sports car prototype introduced at the Chicago Auto Show
Oct. 1989	NS-X exhibited at the Tokyo Motor Show
Aug. 1990	Acura NSX went on sale in the US
Sept. 1990	NSX went on sale in Japan
1991	“Owners’ Meetings”, designed to enhance driving skills, inaugurated
Jan. 1992	Custom order interior and body color plan introduced; its range later expanded.
Nov. 1992	Pure sports model Type-R added to the line-up
Feb. 1993	Minor model change (addition of passenger-side SRS airbags, other enhanced equipment)
1993	“Refresh Plan” introduced as premium service for maturing vehicles
Feb. 1994	Minor model change (16/17” aluminum wheels, reinforced brake pads)
Mar. 1995	Minor model change (Drive-By-Wire electronic control, F-Matic manual-feel automatic transmission, open-top Type-T added to line-up)
Feb. 1997	Minor model change (3.2-liter manual transmission model, 6-speed manual transmission, introduction of Type-S)
Sept. 1999	Minor model change (reduced exhaust emissions, enhanced equipment)
Dec. 2001	Minor model change (exterior design changes, 17” tires front and back)
May 2002	New NSX Type-R model introduced
Oct. 2003	Minor model change (Immobilizer, new body colors)

Publicity materials relating to this matter are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C05-070

Honda to Double Automobile Engine Component Production Capacity in Thailand

July 20, 2005 — Honda Motor Co., Ltd. today announced plans to double production capacity at the engine plant of Honda Automobile (Thailand) Co., Ltd. (HATC), a Honda automobile production and sales subsidiary in Thailand, from the current 150,000 units annually to 300,000 units in the spring 2006. Total investment for this expansion plan is expected to be approximately 4 billion yen.

Processes conducted at the HATC engine plant currently include molding and machining of the cylinder block and machining of the cylinder head, both key components of an engine. These components are supplied domestically in Thailand as well as to Honda operations in other ASEAN and South West Asian countries. With this plan to double capacity, the plant building will be expanded to accommodate a second machining line and molding processes for the cylinder head to achieve integrated production of the cylinder block and cylinder head.

Moreover, the HATC engine plant began production of cylinder sleeves this month with introduction of a “spin cast” production process that does not require sand casting. Thailand became the third country, after Japan and the U.S., where Honda has introduced this spin cast method.

•	About Honda Automobile (Thailand) Co., Ltd. (HATC)

Established:	December 2000

Capital Investment:	5.46 billion baht

Capitalization Ratio:	75.94% Honda Motor Co., Ltd.

15.42% Asian Honda Motor Co., Ltd.

8.64% Others

Location:	Ayutthaya, Thailand

Representative:	Hiroshi Toda, President

Employment:	Approximately 3,700 associates

Business Areas:	Production and sales of automobiles

Production of engine components

Automobile Productions: Accord, Civic, City, Jazz, CR-V

Automobile Production Capacity: 120,000 units / annually

ref. #C05-069

Honda Announces Next-Generation Powertrain

Fuel-Efficiency Targets for Motorcycles, Automobiles,

and Power Products

July 20, 2005—Honda Motor Co., Ltd. has released an overview of its major next-generation power train technology and fuel economy targets for motorcycles, automobiles, and power products due to be introduced within the 9th Mid-term Plan (April 2005 to March 2008).

<Motorcycles>

Average fuel-efficiency for Honda motorcycles in 2004 represented an increase of 34.2% over 1995 figures thanks to the implementation of 4-stroke engines and fuel injection for smaller engine models.

Honda is now developing the world’s top level low friction engine for the 100cc to 125cc class – the largest volume segment in the world. This achieves improved combustion efficiency by introducing two spark plugs while significantly reducing engine friction. With this new innovation, Honda aims to improve fuel economy for 100cc to 125cc engines by 13% compared to the level of 2005. In addition, Honda will adapt the Variable Cylinder Management (VCM) system technology already in use in passenger car engines for use in motorcycle engines. VCM delivers both higher fuel efficiency and superior performance. By deploying VCM technology on larger models to provide 4-stage control (2-cylinder/2-valve; 3-cylinder/2-valve; 4-cylinder/2-valve; and 4-cylinder/4-valve) over the number of combustion cylinders, Honda aims to increase fuel-efficiency by 30% compared to the level of 2005.

Motorcycle engine fuel efficiency goals

• Super low friction compact engine:	13% improvement (compared to 2005 engines)

• VCM large engine:	30% improvement (compared to 2005 engines)

<Automobiles>

Thanks to the introduction of light, compact, powerful engines such as the i-VTEC and i-DSI, average fuel-efficiency for Honda passenger cars in Japan in 2004, represented an improvement of 30.9% over 1995 figures.

Going forward, Honda will introduce a more advanced version of its existing VTEC (Variable Valve Timing and Lift Electronic Control System) technology with an engine that offers more sophisticated and precise control and continuously variable control of valve timing and lift. With this innovative control, fuel economy will be increased by 13% compared to the level of 2005. In addition, by increasing flexibility in the number of cylinders that are cut off and further advancing variable valve systems, Honda aims to improve the fuel efficiency of its VCM system by 11% compared to the level of 2005.

(*assuming that all increases in engine combustion efficiency are used for improved fuel efficiency)

Automobile engine fuel efficiency goals

• Advanced VTEC engine:	13%* improvement
(compared to 2005 regular i-VTEC engine)
• Advanced VCM-equipped engine:	11% improvement (compared to 2005 V-6 engine)

<Power Products>

Honda’s average fuel efficiency in its power products represented approximately a 28% improvement over 1995 figures through the introduction of GX and GC series engines which use OHV (Over Head Valve) and OHC (Over Head Cam) technologies and a cleaner, 4-stroke, 360-degree inclinable engine –the M4 series– to the handheld market where 2-stroke engines were the mainstream.

Honda will continue to expand application of STR (Self Tuning Regulator) technology which maintains consistent rpm levels regardless of engine load, through a series of engines and aims to improve fuel economy by 15% compared to the level of 2005. In addition, Honda has a goal to improve fuel efficiency by 20% over 2005 levels for its revolutionary high expansion ratio engine that variably controls the engine’s stroke length during the intake/compression and expansion/exhaust processes.

Power products fuel efficiency goals

• Further application of STR technology:	15% improvement (compared to 2005 engines)

• High-expansion rate engine:	20% improvement (compared to 2005 engines)

<Fuel Cell Vehicles>

By 2009, Honda aims to begin leasing motorcycles powered by hydrogen fuel cells.

As the world’s leading engine maker, Honda’s core product-development strategy is to reduce CO2 emissions by increasing the fuel-efficiency of its products. Toward this end, Honda will improve overall engine efficiency by improving combustion efficiency and reducing energy losses. In addition, Honda will increase the overall efficiency of its hybrid systems by combining it with more efficient engines and electric motors. Honda will also continue to be a world leader in fuel cell technology, continuing to improve the world’s most advanced fuel cell stack.

Introducing advanced new powertrains that feature ever-greater efficiency, Honda’s goal is to lead the world in fuel economy in every product segment, including motorcycles, automobiles, and power products.

Summary of 2005 Mid-Year CEO Speech

July 20, 2005

Honda began a new 3-year Mid-term business plan this spring.

The goals for the previous 3-year business plan were to provide new value to 20 million customers worldwide and to maintain Honda’s spirited independence. These goals were established in order to help fulfill Honda’s 2010 vision — to become a company that society wants to exist. Fortunately, Honda accomplished these goals during the past 3-year business plan, reaching annual sales of 20 million units worldwide including motorcycles, automobiles, and power products.

For the new 9th Mid-term plan, Honda will further pursue its efforts to become number one in the world in creating new value for our customers by strengthening the core characteristics that make Honda unique — that is to further advance initiative, technology, and quality. Our goal is to establish Honda as a brand that people trust and identify with by further strengthening Honda’s spirit of innovation and creativity.

Powertrain Innovation

At last year’s mid-year press conference, I explained how we would focus on creating new value by strengthening the core characteristics that make Honda unique in four key areas — R&D, manufacturing, sales and service, and the “Leader Function” of our factories in Japan.

Among these focal areas, R&D is the source of the innovative technologies and products that make Honda unique. And at the foundation of Honda’s product competitiveness is the powertrain, including the engine, transmission, and motor. The powertrain is the key factor in making our products fun-to-drive and it is the foundation technology that enables Honda to continue to provide the joy of mobility to people around the world while also reducing any negative impact on the environment, including exhaust emissions and CO2 emissions.

Thus, looking ahead, Honda will pursue further powertrain innovation as a source of Honda’s competitiveness in each product segment including motorcycle, automobile, power products, and next generation mobility.

<Environment — Motorcycle, Automobile, Power Product >

Understanding of Environmental Issues

•	There are three primary environmental challenges facing society: 1) achieving cleaner exhaust emissions in the effort to reduce air pollution, 2) reduction of CO2 emissions via improved fuel efficiency in the effort to reduce the threat of global warming, and 3) development of alternative energy sources, such as fuel cells, in the effort to address the future depletion of petroleum-based energy.

•	Honda has long been committed to these issues and made achievements beyond government regulations. In 1972, Honda’s CVCC engine became the world’s first engine to meet the requirements of the 1970 Clean Air Act, and the Honda Civic with this CVCC engine became the most fuel efficient automobile in the U.S. for four consecutive years. Today, Honda leads the auto industry in the U.S. in terms of average fuel economy (CAFE). In Japan, Honda has already cleared 2010 fuel economy standards in all vehicle weight categories.

•	Emissions levels have been reduced to one-thousandth compared to the level of 40 years ago.

•	Technologies to achieve cleaner emissions are becoming well-established. For example, the Honda Accord has earned SULEV certification in the U.S. which means that in some locations it emits a lower concentration of hydrocarbon emissions than the surrounding air.

•	From the viewpoint of environmental protection, Honda will accelerate its challenge to reduce CO2 emissions as an effort against global warming.

•	Until fuel cell technology, a next-generation power source, reaches the point of mass market use, internal combustion engines – including gasoline, gas-electric hybrid, natural gas and diesel – will remain the dominant power source of passenger vehicles for the next few decades. Honda believes that one of the most effective environmental protection efforts we can pursue at this moment is to improve the efficiency of internal combustion engines – which are the primary means to enable people to enjoy the freedom of mobility – in the effort to minimize CO2 emissions in the atmosphere.

•	With current technologies, a portion of fuel energy is lost due to friction, thermal losses, and pumping losses, and thus it is not possible to use 100% of fuel energy to power a vehicle. Honda is committed to the development of various new technologies that minimize energy losses and maximize energy efficiency.

•	One such internal combustion engine technology is the gas-electric hybrid system which electrically regenerates energy produced during deceleration, which otherwise would have been lost as heat generated by the brake system, and then reuses the energy for acceleration. By improving the efficiency of the engine, the energy efficiency of the entire hybrid system can be further improved.

•	A comparison between the Accord Hybrid and the regular Accord V6 presents a good example. In city driving, 60% of the fuel economy improvement comes from the hybrid system. For highway driving, on the other hand, the Variable Cylinder Management system accounts for 57% of the improvement, exceeding the contribution of the hybrid system. In other words, a hybrid system can make a bigger contribution to the improvement of energy efficiency under diverse driving conditions and to the environment when combined with a more efficient engine.

•	Following are the directions Honda will pursue to improve the efficiency of its engines for our motorcycles, automobiles, and power products.

<Motorcycle>

•	Achievement and plans for fuel economy improvement for motorcycles:

Honda has been promoting the introduction of FI (fuel injection) systems and the replacement of 2-stroke engines with 4-stroke engines for all categories including scooters and small and large motorcycles. As a result, by 2005, the fuel economy of Honda motorcycle products was improved approximately 34% compared to the level of 1995. For the 9th Mid-term, in addition to existing technologies, some new engine technologies will be introduced.

•	Super-low-friction engines: Honda is developing the world’s top level low friction engine for the 100cc to 125cc class – the largest volume segment in the world. The low friction engine achieves improved combustion efficiency by introducing two spark plugs while friction is reduced completely. This new innovation improves the fuel economy by 13% compared to the level of 2005.

•	VCM (Variable Cylinder Management) engines for motorcycles: Honda has developed new VCM engines for large motorcycles, applying cylinder cut-off technology that was first applied to automobile engines — while customizing it for motorcycles by integrating it with a HYPER VTEC system. This VCM system achieves both excellent driving performance and fuel economy by freely controlling valves in four stages from 2-cylinder/2-valve to 4-cylinder/4-valve. With this new technology, Honda aims to improve the fuel economy of large motorcycle engines by 30% compared to the level of 2005.

Honda will apply these new technologies to mass-market products by the end of the 9th Mid-term and then expand the number of models equipped with these technologies in order to improve the environmental performance of motorcycles.

Fuel economy improvement goals

Super low friction engine :	13% improvement (vs. 2005)

VCM engine for motorcycles :	30% improvement (vs. 2005)

<Automobile>

•	Achievement and plans for fuel economy improvement for automobiles:

With introduction of the all-new Civic this year, Honda will complete the shift to its next generation i-series engines for almost all models. With VTEC technology at the core, Honda has established distinctive technologies to improve fuel economy, including VCM. As a result, this new series of engines has achieved approximately a 20% improvement in fuel economy.

For the 9th Mid-term, Honda will further advance VTEC technologies, introduce new technologies to control air intake with a continuously variable valve control system, and further advance existing VCM technology. These new technologies will be applied to key models within this Mid-term.

•	Advanced VTEC

An advanced VTEC engine, scheduled to be introduced at the end of the 9th Mid-term, dramatically reduces pumping losses by controlling engine aspiration through continuously variable control over the amount of intake valve lift and phase of valve switchover timing. With innovative valve control and control of the length of the intake manifold, combustion efficiency will be increased by 13% compared to current i-VTEC engines.

•	Advanced VCM

VCM was first introduced with the Inspire model in 2003. By increasing flexibility in the number of cylinders that are cut off, further advancing variable valve systems and improving the performance of active control engine mounts, the advanced VCM technology should achieve an 11% improvement in fuel economy compared to a Honda V-6 engine.

•	Honda will apply these advanced VTEC and VCM technologies to mass-market products by the end of the 9th Mid-term and then expand them to other models as core automobile engine technologies to further improve fuel economy.

Fuel economy improvement goals

Advanced VTEC:	13% improvement (vs. 2005 regular i-VTEC engine)

Advanced VCM:	11% improvement (vs. 2005 Honda V-6 engine)

<Power Products/general purpose engine>

•	Achievement and plans for fuel economy improvement for power products:

Honda has been an industry leader in providing engines with high environmental performance. Honda has introduced GX and GC series engines which use OHV (overhead valve) and OHC (overhead cam) technologies. Also, Honda has introduced a cleaner, 4-stroke, 360-degree inclinable engine —M4 series— to the handheld market where 2-stroke engines were the mainstream. Moreover, with the iGX engine, by incorporating intelligent control through an electronically-controlled STR (Self Tuning Regulator) as a core technology, Honda achieved the industry’s best environmental performance and ease of operation. Honda will continue to expand application of STR technology through a series of engines, while continuing development of further engine advances.

•	Honda is currently developing an innovative next-generation general propose engine. This high expansion ratio engine has a mechanism to vary the intake/compression stroke, and expansion/emission stroke. This newly developed engine has already proved operational in the test lab. This innovative technology achieves an ideal Atkinson cycle and makes it possible to improve fuel economy by 20%.

•	For the 9th Mid-term, Honda will expand application of intelligent technology and introduce an innovative high expansion ratio engine to the market. Honda will continue to be an industry leader in the area of environmental technologies for general purpose engines.

Fuel economy improvement goals:

Further application of STR technology:	15% improvement (vs. 2005)

High expansion ratio engine:	20% improvement (vs. 2005)

<Hybrid>

•	As mentioned earlier, Honda believes that improvement in the efficiency of internal combustion engines will make a significant contribution for environmental efforts. In addition to the efficiency of the engine itself, the efficiency of the IMA system should be improved to make a major contribution to the reduction of CO2 emissions.

•	Honda recently announced development of a 3-stage i-VTEC engine and IMA system for the next generation Civic. Honda will further advance IMA technology to improve total efficiency.

<Fuel Cell>

Honda will accelerate the development of fuel cell vehicles, the ultimate environmental technology beyond the internal combustion engine. Already, the Honda FCX has reached the stage where we have begun lease sales to individual customers. By applying Honda FC stack technology developed for automobiles, Honda is aiming to launch a fuel cell motorcycle model for lease by 2009.

< Alternative Fuels>

•	Natural gas

Honda first introduced the natural gas-powered Civic GX in 1998. This year, Honda began sales in the U.S. of a home-refueling appliance called “Phill” to enable the refueling of Civic GX at individual households. Honda will further promote sales of Civic GX.

In Japan, Honda has sold a total of 17,000 units of a household cogeneration unit that uses city gas (natural gas) as well as LPG gas as a fuel to supply electricity and heat. The amount of CO2 emissions reduced through the use of 17,000 cogeneration units is equivalent to the amount reduced by 1 million trees or by a forest that is 200 times as large as the Tokyo Dome. Honda will begin pre-launch trial sales in the U.S. this year, preparing for the official mass market introduction in the U.S. next year.

•	Ethanol

Ethanol fuel is widely used in Brazil. Since the mid-1980s, Honda has been offering motorcycles and then automobiles that accept ethanol-gasoline fuel. The percentage of ethanol has increased from 10% to 20% and 25%, and now 100% ethanol fuel, called E100, is also available in the market. Honda will introduce a FlexFuel car that accepts ethanol contained fuel at any percentage, before the end of 2006.

•	Honda will continue to pursue efforts to utilize various non-gasoline energy sources, which is expected to have a large impact on the reduction of CO2.

Honda will continue its challenge to introduce and expand use of innovative powertrains in all product categories, with the goal to achieve the best fuel economy in each category.

Business Topics:

<New Civic>

•	The Honda Civic, a true global car, will undergo a full model change this year.

•	The all-new Civic was developed with four body types to meet the unique requirements of each region. For the Japanese market, an emotional and stylish sedan which goes beyond the concept of the traditional Civic was developed. For the U.S. market, 2-door and 4-door types were developed, while a 4-door was also developed for Asia and 3-door and 5-door types were developed exclusively for Europe. The all-new Civic, developed under our approach of creating products to meet the needs of local customers, is a true global car with sales of more than 600,000 units annually in 160 countries in the world and with production in six regions, now to include China, where Civic production will begin next year. For the new Civic, Honda will offer an advanced powertrain lineup that includes various fuel options including gasoline, diesel, hybrid, CNG and ethanol – to meet the unique needs of each region.

<Regional Operations>

•	Japan

Through in-house production, Honda has created the latest powertrain technologies for the all-new Civic, including a new hybrid motor, CVT (Continuously Variable Transmission), and clean diesel. For example, the motor for the hybrid system is being produced at Honda’s Suzuka plant. Honda is the only automaker in the world that produces its own metal belt for the CVT. In addition to procuring belts from external suppliers, Honda produces metal belts at the Suzuka plant.

Further, Honda adopted the semi-solid production method for the i-CTDi diesel engine, which is a unique production method for the engine block. This highly sophisticated aluminum casting process will be transferred from Honda Engineering Co., Ltd., to Suzuka before the end of the year, further strengthening Honda’s mass production capability. As a part of the initiative to strengthen the “Leader Function” of our factories in Japan, advanced technologies for internal combustion engines will be developed, manufactured, and improved by in-house efforts at Honda.

To strengthen core capabilities that make Honda unique in the area of sales and service, relevant operations currently scattered across Japan will be centralized at Honda Motor headquarters. By fully utilizing information technologies, Honda headquarters will be directly connected with Honda dealers to create leading edge sales and service activities. In addition, Honda recently established a new subsidiary, Honda Consulting Co., Ltd., which will focus on career development and strengthening of Honda associates who are the driving force of sales and service efforts “at the spot.”

In the areas of production and sales, Honda will further strengthen both our capability “at the spot” and the core characteristics that make Honda unique.

•	North America

Honda is strengthening the foundation for light truck sales in North America. The second line in Alabama will reach full capacity before the end of the year due to strong sales of Odyssey and a minor model change for Pilot this fall. Further, in addition to the recently introduced Ridgeline, Honda will also begin production of the CR-V in North America. Moreover, the Acura brand will be further strengthened by expanding its product lineup with the introduction of a new SUV model, also to be built in North America.

Honda will introduce the fuel efficient Fit as an entry level model in North America. Fit models manufactured in Brazil will be introduced to Mexico in October of this year, and the Japan-made Fit will be introduced to the U.S. and Canada next spring. Honda will further expand its product lineup in order to respond to increasing customer demands for vehicles with high fuel efficiency,

Construction of a new automatic transmission plant in Georgia, Honda Precision Parts Georgia, began in May. Production of high-precision gears in North America will also begin in Honda’s Ohio transmission plant for the first time in North America. Production of engine components, including connecting rods, is being increased and strengthened in Alabama. Honda will invest a total of 30 billion yen to localize and accelerate powertrain production in North America in order to meet growing market demand.

•	South America

Since its introduction in 2003, the Fit has become very successful in this region, and the Honda plant in Brazil is producing at its full capacity of 50,000 units annually. Fit and new Civic will be key models in the region. In Brazil, local production of Hornet 600F, a 600cc 4-cylinder motorcycle, will begin for the first time. Honda aims to improve technologies which support powertrain production in this region.

•	Europe

Diesel power is expected to become one of the key efforts to reduce CO2 emissions in Europe. Honda began equipping the Accord with the i-CTDi engine last year and added it to CR-V and FR-V this year, and will add it to the new Civic next year. With this diesel strategy at the core, Honda will further strengthen its auto business in Europe.

•	Asia

In order to fulfill growing demand for motorcycles in the region, Honda’s third motorcycle plant in Indonesia will become fully operational this fall and a new plant in the Philippines will begin production in April next year. Honda will introduce high value products that further advance ease of operation.

A new automobile plant being built in Vietnam with an annual capacity of 10,000 units will become operational in July next year. The annual production capacity of the automobile plant in Indonesia was expanded from 40,000 to 50,000 units. In India, annual automobile production capacity will be expanded from the current 30,000 units to 50,000 units by the end of this year. This will accommodate the startup of local production of Civic within the next year, in addition to the current production of the popular Accord and City models. Honda plans to double production capacity in India to 100,000 units by 2010. This month, Thailand became the third country, after Japan and the U.S., where Honda introduced the “spin cast” production method that does not require sand casting for the cylinder sleeve. Also, the annual production capacity of Honda’s automobile engine plant in Thailand will be doubled to 300,000 units in spring 2006.

While introducing advanced powertrain production technologies in Asia, Honda will pursue high quality worldwide and utilize its flexible, complementary global supply network.

•	China

While expanding overall annual automobile production capacity in China to 530,000 units, Honda has been improving quality and cost competitiveness. Honda became the first automaker in China to export its locally manufactured products, with shipments to Europe. By exporting to one of the most competitive automobile markets in the world, Honda will further improve the competitiveness of production in China.

By spring 2006, Dongfeng Honda in Wuhan will be innovated and expanded into a mass production plant with an annual production capacity of 120,000 units. Local production of the all-new Civic equipped with an advanced engine will begin in China.

<NSX successor>

We are now focused on the development of a new model to succeed the NSX for a new era. We would like to debut a new super sports car equipped with a V10 engine in 3 to 4 years. Please look forward to seeing the NSX successor.

<HondaJet>

HondaJet will make its first public demonstration flight next week, July 28, at EAA AirVenture 2005, an annual exhibition of experimental aircraft, held in OshKosh, Wisconsin. Since its maiden flight in December 2003, HondaJet has taken numerous test flights. Total flight time to date has reached 150 hours, and HondaJet has so far achieved its maximum altitude of 13,000 meters and maximum speed of 728km/h. Honda will continue its testing efforts for HondaJet which improves fuel efficiency by 40% compared to existing aircrafts in its class by combining excellent aerodynamic performance with the high fuel efficiency of Honda’s HF118 engine.

Conclusion

Honda is committed to further advancing powertrain technologies in order to offer new products and technologies that satisfy growing demand from customers around the world for high fuel efficiency and to achieve more environmentally-friendly mobility that more people can enjoy. Honda will continue to dedicate company resources to the creation of new technologies. Honda will also continue making capital investments proactively to strengthen the flexibility and efficiency of its global production network.

Setting customer satisfaction as our number one priority, Honda strives to provide the joy of mobility to even more customers through the introduction of new technologies and new products. When this is achieved, our sales should reach approximately 16 million units for motorcycles, approximately 4 million units for automobiles, and approximately 6.5 million units for power products by the end of the 9th Mid-term. In terms of sales revenue, this will exceed 10 trillion yen.

Through all of these efforts, Honda’s goal is to be a company that society wants to exist, to pursue the joy of mobility, and to extend this joy to more customers and to future generations.

Ref.#C05-072

Honda Introduces Acura brand in China

July 25, 2005 — Honda Motor Co., Ltd. today announced plans to introduce Acura brand automobiles in China. Honda Motor (China) Investment Co., Ltd. (HMCI), a wholly-owned Honda subsidiary in China, will import Acura products and market them through a dedicated Acura dealer network which HMCI will establish. Sales of the Acura brand in China is planned to begin in spring 2006 with the RL luxury sedan. The first year sales goal is set at 3,000 units. The Acura brand will differentiate itself in the luxury car market by offering high performance products that further highlight the underlying concept of all Honda products – the joy of driving.

Honda created the Acura brand in 1986, to enter the luxury automobile market in North America, as a second sales channel to market luxury performance models. Since then, Acura has been established as a premium brand exclusive for North America including Canada and Mexico, and Acura products, developed based on the characteristics and customer tastes unique to the North American market, have been very popular with customers. In 2004, total annual sales of Acura products in North America reached a record of 220,000 units.

The automobile market in China is growing rapidly and customer needs are becoming increasingly diversified. For example, demand for luxury cars has increased with the growth of a more affluent class in China. Honda will respond to the diverse needs of Chinese customers by offering premium class vehicles through the Acura brand – for the first time outside North America – in addition to the Honda brand vehicles offered through Honda joint venture companies in China. Honda is devoting its full resources to strengthen its operations in the Chinese market which is continuing its growth into one of the world’s largest automobile markets.

HMCI, which will be responsible for Acura sales in China, began operations in April 2004, as a wholly-owned Honda subsidiary to function as a regional headquarters that enables Honda to achieve the integrated operation of its motorcycle, automobile, and power product businesses through 14 local joint ventures and subsidiaries in China. Current responsibilities of HMCI include development of overall business strategies, external affairs, communications, and management of intellectual properties. With the introduction of Acura brand products, HMCI will expand its business domain by adding new functions including importing and sales of automobile products and service parts.

•	About Honda Motor (China) Investment Co., Ltd. (HMCI)

Established:	January 2004
Began Operation:	April 2004
Capital Investment:	US$52.5million
Capitalization Ratio:	100% Honda Motor Co., Ltd.
Representative:	Atsuyoshi Hyogo, President
Employment:	Approximately 70 associates (as of July 2005)
Location:	Beijing (Headquarters), Shanghai (branch office)
Business Areas:	China Regional Headquarters
Investment activities for Honda-related businesses in China
Import and sales of automobiles and service parts

July 27, 2005

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2005

Tokyo, July 27, 2005— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2005.

First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2005 totaled JPY 110.6 billion (USD 1,000 million), a decrease of 3.1% from the corresponding period in 2004. Basic net income per Common Share for the quarter amounted to JPY 119.75 (USD 1.08), compared to JPY 121.65. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,264.5 billion (USD 20,472 million), an increase of 9.2% over the corresponding period in 2004. Revenue was negatively affected by currency translations, which were translations of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2004, revenue for the quarter would have increased by approximately 9.5%.

Consolidated operating income for the fiscal first quarter totaled JPY 170.3 billion (USD 1,540 million), an increase of 6.5% compared to the corresponding period in 2004. This increase in operating income was primarily due to increased profit from higher revenue and continuing cost reduction effects, which offset the negative impacts of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, for the quarter amounted to JPY 21.1 billion (USD 191 million), an increase of 12.3% from the corresponding period in 2004.

Consolidated income before income taxes for the quarter totaled JPY 144.3 billion (USD 1,305 million), a decrease of 17.1% from the corresponding period in 2004.

Business Segment

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales totaled 2,581 thousand units, which was the same level as the corresponding period in 2004. Of them, unit sales in Japan decreased 2.1% to 95 thousand units, and overseas unit sales was 2,486 thousand units, almost the same level as the corresponding period of last year, due mainly to decreased unit sales in North America and Other regions, offsetting the increased unit sales in Europe, such as Spain, and in Asia, such as an increased unit sales of parts for local production at affiliates in Indonesia. Revenue from sales to unaffiliated customers decreased 4.0%, to JPY 263.1 billion (USD 2,379 million), due mainly to decreased unit sales, offsetting the positive currency translation impacts of the appreciation of the Canadian dollar and the Euro. Operating income decreased by 40.0% to JPY 10.3 billion (USD 93 million), due mainly to decreased profit from lower revenue, and increased R&D expenses, which offset the positive impacts of the appreciation of the Canadian dollar and the Euro, and ongoing cost reduction effects.

In all regions, Japan, North America, Europe, Asia and Other regions, Honda’s unit sales of automobiles increased by 8.8% from the corresponding period in 2004 to 840 thousand units. In Japan, unit sales of automobiles increased 8.4% to 167 thousand units. Strong sales of minivan models, such as the fully model changed Step Wagon and the Airwave, newly introduced in April, are the major contributing factors to the increase. Overseas unit sales increased 8.9% to 673 thousand units. Continued strong sales in the U.S. as a result of the attractive vehicle models, such as Honda’s brand-new sports utility truck, the Ridgeline, and continued favorable sales of the Pilot, the Odyssey, and the Acura RL, and increased unit sales in Indonesia and India contributed to the increase. Revenue from sales to unaffiliated customers increased 11.5%, to JPY 1,845.9 billion (USD 16,687 million) during the quarter, due to increased unit sales, offsetting the negative currency translation effects caused by the depreciation of the U.S. dollar. Operating income increased 15.1% to JPY 133.1 billion (USD 1,204 million) due mainly to increased profit from higher revenue and ongoing cost reduction effects, which offset the negative impacts of the increased sales incentive in North America and increased SG&A and R&D expenses.

Revenue from sales to unaffiliated customers in financial services increased 17.4% to JPY 68.7 billion (USD 622 million), due to the growth of the automobile business in North America. Operating income decreased 10.8% to JPY 19.8 billion (USD 179 million), due primarily to increased funding costs.

Unit sales of power products in Japan totaled 121 thousand units, an increase of 2.5%. Overseas unit sales was 1,361 thousand units, increased by 7.2% and total unit sales of power products were 1,482 thousand units, up by 6.8 % from corresponding period in 2004. Increased unit sales of general-purpose engines in North America and Asia, generators in North America and push lawnmowers in North America and Europe are the major contributing factors to this increase. Revenue from sales to unaffiliated customers in power product and other businesses increased by 1.6% to JPY 86.6 billion (USD 783 million), due mainly to increased unit sales of power products, offsetting the negative impacts of the decreased revenue in other business. Operating income increased 45.0% to JPY 7.0 billion (USD 64 million), due mainly to increased profit from higher revenue in power product business, offsetting the negative impacts of increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the first quarter by geographical segment, in Japan, revenue for exports and domestic sales was JPY 1,060.4 billion (USD 9,586 million), up by 10.7% compared to the corresponding period in 2004, due primarily to increased unit sales for both exports and domestic sales in automobile business. Operating income in Japan was JPY 47.2 billion (USD 427 million), up by 43.3%, due primarily to an increased profit from higher revenue and ongoing cost reduction effects, which offset the negative impacts of the increases in SG&A and R&D expenses.

In North America, revenue increased by 10.0% from the corresponding period of the previous year to JPY 1,248.5 billion (USD 11,287 million), due mainly to the increased unit sales in automobile and power product businesses, offsetting the negative currency translation impacts of the depreciation of the U.S. dollar and decreased unit sales in motorcycle business. Operating income in North America decreased by 9.8% to JPY 72.7 billion (USD 658 million) from the corresponding period of the previous year, due primarily to the increased sales incentive and SG&A, decreased revenue in motorcycle business and, the negative currency effects caused by the depreciation of the U.S. dollar, which offset the positive impacts of increased profit from higher revenue in automobile business and ongoing cost reduction effects.

In Europe, revenue for the quarter increased by 8.3% to JPY 297.3 billion (USD 2,688 million) compared to the corresponding period of the previous year, due primarily to the positive currency translation effects caused by the appreciation of the Euro and the Pound, and the increased unit sales in automobile business. Operating income in Europe decreased by 14.8% to JPY 12.7 billion (USD 115 million), due mainly to increased SG&A expenses and the change in model mix in motorcycle business, offsetting the positive impacts of the appreciation of the Euro and the Pound and an increased profit from higher revenue.

In Asia, revenue increased by 14.0% to JPY 231.5 billion (USD 2,093 million) from the corresponding period of the previous year, due mainly to the increases in unit sales in the motorcycle and automobile businesses, which offset the negative currency translation effects. Operating income decreased by 3.3% to JPY 19.1 billion (USD 173 million) from the corresponding period of the previous year, due mainly to the negative currency effects and an increase in SG&A expenses, offsetting the positive impacts of the increased profit from higher revenue and cost reduction effects. In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In Other regions, revenue for the first quarter increased by 14.1% to JPY 116.9 billion (USD 1,057 million) compared to the corresponding period of the previous year. The positive currency translation effects and the increased unit sales in automobile business were the major contributing factors to the increase in revenue. Operating income increased by 56.7% from the corresponding period of the previous year to JPY 13.6 billion (USD 123 million), due mainly to increased profit from higher revenue in automobile business and the change of sales price, offsetting the negative impacts of SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Cash and cash equivalents at the end of the first quarter (the period from April 1, 2005 to June 30, 2005), decreased by JPY 47.9 billion (USD 434 million) from March 31, 2005 to JPY 725.5 billion (USD 6,559 million). The reasons for the increase or decrease for each cash flow activity is as follows;

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 100.4 billion (USD 908 million) for the quarter ended June 30, 2005, due to an increase from net income and a decrease in trade accounts and notes receivable, which offset a decrease in trade accounts and notes payable. Cash inflows from operating activities decreased by JPY 22.5 billion (USD 204 million) compared with the corresponding period of the previous year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 179.1 billion (USD 1,619 million), which was mainly due to the capital expenditures and an acquisitions of finance subsidiaries-receivables. Cash outflows from investing activities increased by JPY 119.4 billion (USD 1,080 million) compared with the corresponding period of the previous year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 23.0 billion (USD 208 million), which arose due to proceeds from the issuance of long-term debt. Cash flows from financing activities increased by JPY 160.0 billion (USD 1,447 million) compared with the corresponding period of the previous year.

Forecasts for the fiscal year ending March 31, 2006

In regard to the forecasts of the financial results for the fiscal first half ending September 30, 2005 and fiscal year ending March 31, 2006, Honda projects consolidated and unconsolidated results to be as shown below:

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (confederated welfare pension fund, the “Fund”), of which the Company is a member, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. The following paragraphs illustrate how the transfer of the benefit obligation of the substitutional portion of the Fund is reflected to consolidated and unconsolidated financial results.

With respect to the forecast of the Company’s consolidated financial position and results of operation for the year ending March 31, 2006, the effect of the transfer of the benefit obligation of the substitutional portion of the Employees’ Pension Fund to the Japanese government is not reflected in accordance with the applicable U.S. regulations. According to the regulations, the difference between the fair value of the obligation and the assets to be transferred to the government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. At this moment, the date of such transfer and its effect have not yet been determined. .

With respect to the forecast of the Company’s unconsolidated financial position and results of operation for the year ending March 31, 2006, the Company will recognize a JPY 91.5 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government as an extraordinary gain in accordance with the Japanese accounting standards.

Consolidated financial forecasts

First half ending September 30, 2005

	Yen (billions)	Changes from FY2005
Net sales and other operating revenue	4,630	+11.1%
Operating income	335	+0.6%
Income before income taxes	305	-10.2%
Net income	234	-3.1%

Fiscal year ending March 31, 2006

	Yen (billions)	Changes from FY2005
Net sales and other operating revenue	9,430	+9.0%
Operating income	665	+5.4%
Income before income taxes	620	-5.6%
Net income	470	-3.3%

Unconsolidated financial forecasts

First half ending September 30, 2005

	Yen (billions)	Changes from FY2005
Net sales	1,805	+8.9%
Operating income	104	+57.5%
Ordinary income	155	+85.5%
Net income	175	+242.2%

Fiscal year ending March 31, 2006

	Yen (billions)	Changes from FY2005
Net sales	3,690	+5.8%
Operating income	172	+16.6%
Ordinary income	266	+25.9%
Net income	262	+81.3%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the Euro for the second half of the year ending March 31, 2006 will be JPY 105 and JPY 130, respectively, and for the full year ending March 31, 2006, JPY 106 and JPY 132, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2005
MOTORCYCLES

Japan	97	95
	(97)	(95)
North America	126	85
	(63)	(48)
Europe	109	116
	(106)	(114)
Asia	2,038	2,099
	(2,038)	(2,099)
Other Regions	212	186
	(208)	(181)

Total	2,582	2,581
	(2,512)	(2,537)

AUTOMOBILES

Japan	154	167
North America	391	420
Europe	66	72
Asia	122	133
Other Regions	39	48

Total	772	840

POWER PRODUCTS

Japan	118	121
North America	702	790
Europe	285	258
Asia	204	244
Other Regions	78	69

Total	1,387	1,482

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

For the three months ended June 30, 2004 and 2005

	Yen (millions)
	Three months ended Jun. 30, 2004		Three months ended Jun. 30, 2005
MOTORCYCLE BUSINESS

Japan	25,754	(9.4)%	26,532	(10.1)%
North America	72,396	(26.4)%	51,089	(19.4)%
Europe	67,700	(24.7)%	66,378	(25.2)%
Asia	66,324	(24.2)%	75,295	(28.6)%
Other Regions	41,912	(15.3)%	43,893	(16.7)%

Total	274,086	(100.0)%	263,187	(100.0)%

AUTOMOBILE BUSINESS

Japan	324,108	(19.6)%	344,302	(18.7)%
North America	953,620	(57.6)%	1,071,257	(58.0)%
Europe	145,397	(8.8)%	168,043	(9.1)%
Asia	160,622	(9.7)%	174,746	(9.5)%
Other Regions	71,443	(4.3)%	87,623	(4.7)%

Total	1,655,190	(100.0)%	1,845,971	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,248	(9.0)%	5,114	(7.4)%
North America	50,336	(85.9)%	59,641	(86.8)%
Europe	2,113	(3.6)%	2,471	(3.6)%
Asia	334	(0.6)%	435	(0.6)%
Other Regions	556	(0.9)%	1,092	(1.6)%

Total	58,587	(100.0)%	68,753	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	28,740	(33.7)%	28,169	(32.5)%
North America	28,663	(33.6)%	30,927	(35.7)%
Europe	17,869	(20.9)%	18,094	(20.9)%
Asia	6,284	(7.4)%	5,760	(6.6)%
Other Regions	3,734	(4.4)%	3,718	(4.3)%

Total	85,290	(100.0)%	86,668	(100.0)%

TOTAL

Japan	383,850	(18.5)%	404,117	(17.8)%
North America	1,105,015	(53.3)%	1,212,914	(53.6)%
Europe	233,079	(11.2)%	254,986	(11.3)%
Asia	233,564	(11.3)%	256,236	(11.3)%
Other Regions	117,645	(5.7)%	136,326	(6.0)%

Total	2,073,153	(100.0)%	2,264,579	(100.0)%

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts,leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months ended June 30, 2004 and 2005

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2004	% Change	Three months ended Jun. 30, 2005
Net sales and other operating revenue	2,073,153	9.2%	2,264,579
Operating income	159,993	6.5%	170,393
Income before income taxes	174,080	(17.1)%	144,308
Net income	114,262	(3.1)%	110,666

	Yen
Basic net income per Common share	121.65		119.75
American depositary share	60.82		59.87

U.S. Dollar (millions)
Three months ended Jun. 30, 2005
Net sales and other operating revenue	20,472
Operating income	1,540
Income before income taxes	1,305
Net income	1,000

U.S. Dollar
Basic net income per Common share	1.08
American depositary share	0.54

[4] Consolidated Statements of Income and Retained Earnings

For the three months ended June 30, 2004 and 2005

	Yen (millions)
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2005
Net sales and other operating revenue	2,073,153	2,264,579
Operating costs and expenses:
Cost of sales	1,441,910	1,591,130
Selling, general and administrative	363,055	380,476
Research and development	108,195	122,580

Operating income	159,993	170,393
Other income:
Interest	2,505	5,361
Other	29,303	900
Other expenses:
Interest	3,049	3,734
Other	14,672	28,612

Income before income taxes	174,080	144,308

Income taxes
Current	43,055	61,221
Deferred	35,592	(6,436)

Income before equity in income of affiliates	95,433	89,523

Equity in income of affiliates	18,829	21,143

Net income	114,262	110,666

Retained earnings:
Balance at beginning of period	3,589,434	3,809,383
Cash dividends paid	21,641	34,220
Transfer to legal reserves	2,179	828

Balance at end of period	3,679,876	3,885,001

	Yen
Basic net income per
Common share	121.65	119.75
American depositary share	60.82	59.87

[5] Consolidated Balance Sheets

	Yen (million)			Yen (million)
Assets	Mar. 31, 2005	Jun. 30, 2005	Change	Jun. 30, 2004	Change
Current assets:
Cash and cash equivalents	773,538	725,568	(47,970)	654,931	70,637
Trade accounts and notes receivable	791,195	707,150	(84,045)	621,774	85,376
Finance subsidiaries receivables, net	1,021,116	1,133,552	112,436	1,011,680	121,872
Inventories	862,370	928,871	66,501	756,169	172,702
Deferred income taxes	214,059	200,999	(13,060)	196,026	4,973
Other current assets	346,464	354,138	7,674	335,739	18,399

Total current assets	4,008,742	4,050,278	41,536	3,576,319	473,959

Finance subsidiaries-receivables, net	2,623,909	2,729,969	106,060	2,259,152	470,817

Investments and advances
Investments in and advances to affiliates	349,664	373,791	24,127	309,009	64,782
Other	264,926	264,315	(611)	255,610	8,705

Total investments and advances	614,590	638,106	23,516	564,619	73,487

Property, plant and equipment, at cost:
Land	365,217	366,898	1,681	355,628	11,270
Buildings	1,030,998	1,041,197	10,199	978,705	62,492
Machinery and equipment	2,260,826	2,283,632	22,806	2,103,455	180,177
Construction in progress	96,047	120,485	24,438	73,001	47,484

	3,753,088	3,812,212	59,124	3,510,789	301,423
Less accumulated depreciation	2,168,836	2,214,438	(45,602)	2,053,115	(161,323)

Net property, plant and equipment	1,584,252	1,597,774	13,522	1,457,674	140,100

Other assets	485,477	483,417	(2,060)	444,116	39,301

Total assets	9,316,970	9,499,544	182,574	8,301,880	1,197,664

[5] Consolidated Balance Sheets - continued

	Yen (millions)			Yen (millions)
Liabilities and Stockholders’ Equity	Mar. 31, 2005	Jun. 30, 2005	Change	Jun. 30, 2004	Change
Current liabilities:
Short-term debt	769,314	719,020	(50,294)	564,432	154,588
Current portion of long-term debt	535,105	559,298	24,193	527,946	31,352
Trade payables:
Notes	26,727	26,410	(317)	26,613	(203)
Accounts	987,045	928,184	(58,861)	787,376	140,808
Accrued expenses	913,721	894,876	(18,845)	783,822	111,054
Income taxes payable	65,029	74,237	9,208	31,254	42,983
Other current liabilities	451,623	466,552	14,929	391,320	75,232

Total current liabilities	3,748,564	3,668,577	(79,987)	3,112,763	555,814

Long-term debt	1,559,500	1,698,201	138,701	1,480,329	217,872
Other liabilities	719,612	717,163	(2,449)	720,935	(3,772)

Total liabilities	6,027,676	6,083,941	56,265	5,314,027	769,914

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,531	172,531	—	172,719	(188)
Legal reserves	34,688	35,516	53,483	34,597	919
Retained earnings	3,809,383	3,885,001	75,618	3,679,876	205,125
Accumulated other comprehensive income (loss)
Adjustments from foreign currency translation	(624,937)	(571,454)	828	(633,769)	62,315
Net unrealized gains on marketable equity securities	33,744	35,438	1,694	35,312	126
Minimum pension liabilities adjustments	(202,741)	(202,713)	28	(223,939)	21,226

Total Accumulated other comprehensive income (loss)	(793,934)	(738,729)	55,205	(822,396)	83,667
Treasury Stock	(19,441)	(24,783)	(5,342)	(163,010)	138,227

Total stockholders’ equity	3,289,294	3,415,603	126,309	2,987,853	427,750

Total liabilities and stockholders’ equity	9,316,970	9,499,544	182,574	8,301,880	1,197,664

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2005
Cash flows from operating activities:
Net income	114,262	110,666
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,925	54,908
Deferred income taxes	35,592	(6,436)
Equity in income of affiliates	(18,829)	(21,143)
Provision for credit and lease residual losses on finance subsidiaries-receivables	12,193	11,147
Loss on fair value adjustment of derivative instrument (profit)	(32,394)	13,299
Decrease (increase) in assets:
Trade accounts and notes receivable	85,983	89,642
Inventories	16,731	(57,219)
Other current assets	(16,155)	(3,259)
Other assets	(11,245)	(27,930)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(110,640)	(71,343)
Accrued expenses	(48,824)	(34,902)
Income taxes payable	1,278	8,077
Other current liabilities	51,614	33,403
Other liabilities	(2,161)	(14,424)
Other, net	(5,315)	15,990

Net cash provided by operating activities	123,015	100,476

Cash flows from investing activities:
Decrease (increase) in investments and advances	10,140	6,121
Payment for purchase of available-for-sale securities		(80)
Proceeds from sales of available-for-sale securities	937	5,373
Payment for purchase of held-to-maturity securities	(10,371)	(4,298)
Capital Expenditures	(63,294)	(64,524)
Proceeds from sales of property, plant and equipment	2,751	2,634
Acquisition of finance subsidiaries-receivables	(728,383)	(794,525)
Collection of finance subsidiaries-receivables	340,234	443,622
Proceeds from sales of finance subsidiaries-receivables	388,289	226,547

Net cash used in investing activities	(59,697)	(179,130)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(202,439)	(57,030)
Proceeds from long-term debt	187,704	237,700
Repayment of long-term debt	(89,324)	(118,049)
Cash dividends paid	(21,641)	(34,220)
Increase (decrease) in commercial paper classified as long-term debt	10	(28)
Payment for purchase of treasury stock, net	(11,345)	(5,342)

Net cash (used in) provided by financing activities	(137,035)	23,031

Effect of exchange rate changes on cash and cash equivalents	4,227	7,653

Net change in cash and cash equivalents	(69,490)	(47,970)
Cash and cash equivalents at beginning of period	724,421	773,538

Cash and cash equivalents at end of period	654,931	725,568

[7] Segment Information

1. Business Segment Information

For the three months ended June 30, 2004

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	274,086	1,655,190	58,587	85,290	2,073,153	—	2,073,153
Intersegment sales	0	0	837	3,259	4,096	(4,096)	—

Total	274,086	1,655,190	59,424	88,549	2,077,249	(4,096)	2,073,153

Cost of sales, SG&A and R&D expenses	256,894	1,539,509	37,157	83,696	1,917,256	(4,096)	1,913,160

Operating income	17,192	115,681	22,267	4,853	159,993	0	159,993

For the three months ended June 30, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	263,187	1,845,971	68,753	86,668	2,264,579	—	2,264,579
Intersegment sales	0	0	779	3,970	4,749	(4,749)	—

Total	263,187	1,845,971	69,532	90,638	2,269,328	(4,749)	2,264,579

Cost of sales, SG&A and R&D expenses	252,871	1,712,782	49,679	83,603	2,098,935	(4,749)	2,094,186

Operating income	10,316	133,189	19,853	7,035	170,393	0	170,393

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.
2.	Principal products of each segment:

Business	Sales
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

2. Geographical Segment Information

For the three months ended June 30, 2004

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	453,368	1,107,408	229,476	182,274	100,627	2,073,153	—	2,073,153
Transfers between geographical segments	504,587	27,252	44,995	20,863	1,899	599,596	(599,596)	—

Total	957,955	1,134,660	274,471	203,137	102,526	2,672,749	(599,596)	2,073,153

Cost of sales, SG&A. and R&D expenses	925,002	1,054,006	259,491	183,303	93,825	2,515,627	(602,467)	1,913,160

Operating income	32,953	80,654	14,980	19,834	8,701	157,122	2,871	159,993

For the three months ended June 30, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	478,867	1,215,830	253,208	203,812	112,862	2,264,579	—	2,264,579
Transfers between geographical segments	581,557	32,689	44,129	27,770	4,093	690,238	(690,238)	—

Total	1,060,424	1,248,519	297,337	231,582	116,955	2,954,817	(690,238)	2,264,579

Cost of sales, SG&A. and R&D expenses	1,013,204	1,175,765	284,573	212,411	103,322	2,789,275	(695,089)	2,094,186

Operating income	47,220	72,754	12,764	19,171	13,633	165,542	4,851	170,393

Explanatory notes:

1. The geographical segment is based on the location where sales are originated.
2. Major countries or regions in each geographical segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

3. Overseas Sales

For the three months ended June 30, 2004

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,105,015	233,079	233,564	117,645	1,689,303
Consolidated sales					2,073,153
Overseas sales ratio to consolidated sales	53.3%	11.2%	11.3%	5.7%	81.5%

For the three months ended June 30, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,212,914	254,986	256,236	136,326	1,860,462
Consolidated sales					2,264,579
Overseas sales ratio to consolidated sales	53.6%	11.3%	11.3%	6.0%	82.2%

Explanatory	notes:

1. The geographical segment is based on the location where sales are originated
2. Major countries or regions in each geographical segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] (A) Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Mar. 31, 2005	Jun. 30, 2005	Change	Jun. 30, 2004	Change
Assets
<Non-financial services businesses>
Current Assets:	3,376,411	3,393,584	17,173	2,906,204	487,380
Cash and cash equivalents	757,894	707,748	(50,146)	641,115	66,633
Trade accounts and notes receivable	422,673	373,631	(49,042)	340,500	33,131
Inventories	862,370	928,871	66,501	756,169	172,702
Other current assets	1,333,474	1,383,334	49,860	1,168,420	214,914
Investments and advances	830,698	860,419	29,721	773,973	86,446
Property, plant and equipment, at cost	1,564,762	1,578,242	13,480	1,440,796	137,446
Other assets	274,958	288,062	13,140	266,005	22,057

Total assets	6,046,829	6,120,307	73,478	5,386,978	733,329

<Finance Subsidiaries>
Cash and cash equivalents	15,644	17,820	2,176	13,816	4,004
Finance subsidiaries-short-term receivables, net	1,028,488	1,148,423	119,935	1,029,184	119,239
Finance subsidiaries-long-term receivables, net	2,625,078	2,731,113	106,035	2,259,709	471,404
Other assets	692,886	618,159	(74,727)	579,208	38,951

Total assets	4,362,096	4,515,515	153,419	3,881,917	633,598
Eliminations among subsidiaries	(1,091,955)	(1,136,278)	(44,323)	(967,015)	(169,263)

Total assets	9,316,970	9,499,544	182,574	8,301,880	1,197,664

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,281,768	2,235,044	(46,724)	1,861,695	373,349
Short-term debt	228,558	242,665	14,107	199,556	43,109
Current portion of long-term debt	6,385	5,628	(757)	6,259	(631)
Trade payables	1,022,394	966,761	(55,633)	823,537	143,224
Accrued expenses	770,887	751,097	(19,790)	646,619	104,478
Other current liabilities	253,544	268,893	15,349	185,724	83,169
Long-term debt	19,570	21,178	1,608	29,267	(8,089)
Other liabilities	717,636	712,772	(4,864)	720,441	(7,669)

Total liabilities	3,018,974	2,968,994	(49,980)	2,611,403	357,591

<Finance Subsidiaries>
Short-term debt	1,310,678	1,293,620	(17,058)	1,045,546	248,074
Current portion of long-term debt	535,825	555,876	20,051	528,622	27,254
Accrued expenses	151,867	151,460	(407)	141,945	9,515
Long-term debt	1,546,953	1,690,258	143,305	1,458,043	232,215
Other liabilities	352,317	352,089	(228)	297,990	54,099

Total liabilities	3,897,640	4,043,303	145,663	3,472,146	571,157
Eliminations among subsidiaries	(888,938)	(928,356)	(39,418)	(769,522)	(158,834)

Total liabilities	6,027,676	6,083,941	56,265	5,314,027	769,914

Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,531	172,531	—	172,719	(188)
Legal reserves	34,688	35,516	828	34,597	919
Retained earnings	3,809,383	3,885,001	75,618	3,679,876	205,125
Accumulated other comprehensive income (loss)	(793,934)	(738,729)	55,205	(822,396)	83,667
Treasury stock	(19,441)	(24,783)	(5,342)	(163,010)	138,227

Total stockholders’ equity	3,289,294	3,415,603	126,309	2,987,853	427,750

Total liabilities and stockholders’ equity	9,316,970	9,499,544	182,574	8,301,880	1,197,664

[8] (B) Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the three months ended June 30, 2004 and 2005

For the three months ended June 30, 2004

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	88,507	25,764
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,831	94
Deferred income taxes	18,165	17,427
Equity in income of affiliates	(19,684)	—
Loss on fair value adjustment of derivative instrument (profit)	901	(33,295)
Decrease (increase) in trade accounts and notes receivable	43,219	42,481
Decrease (increase) in inventories	16,731	—
Increase (decrease) in trade payables	(103,504)	—
Other, net	(31,534)	8,711

Net cash provided by operating activities	63,632	61,182

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(35,706)	—
Capital expenditures	(63,124)	(170)
Proceeds from sales of property, plant and equipment	2,650	101
Decrease (increase) in finance subsidiaries-receivables	—	(10,317)

Net cash used in investing activities	(96,180)	(10,386)

Free cash flow (Cash flows from operating and investing activities)	(32,548)	50,796

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	175	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(5,246)	(153,574)
* Proceeds from long-term debt	1,568	186,136
* Repayment of long-term debt	(1,461)	(88,304)
Proceeds from issuance of common stock	—	1,911
Cash dividends paid	(21,650)	—
Increase (decrease) in commercial paper classified as long-term debt	—	—
Acquisition of treasury stock	(11,345)	—

Net cash used in financing activities	(38,134)	(53,831)

Effect of exchange rate changes on cash and cash equivalents	3,880	347

Net change in cash and cash equivalents	(66,802)	(2,688)
Cash and cash equivalents at beginning of period	707,917	16,504

Cash and cash equivalents at end of period	641,115	13,816

[8] (B) Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the three months ended June 30, 2004 and 2005

For the three months ended June 30, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	106,776	3,902
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	54,774	134
Deferred income taxes	19,842	(26,278)
Equity in income of affiliates	(21,041)	—
Loss on fair value adjustment of derivative instrument (profit)	(796)	14,095
Decrease (increase) in trade accounts and notes receivable	49,426	41,661
Decrease (increase) in inventories	(57,219)	—
Increase (decrease) in trade payables	(67,798)	—
Other, net	(17,357)	2,868

Net cash provided by operating activities	66,607	36,382

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(36,611)	—
Capital expenditures	(64,208)	(316)
Proceeds from sales of property, plant and equipment	2,543	91
Decrease (increase) in finance subsidiaries-receivables	—	(131,409)

Net cash used in investing activities	(98,276)	(131,634)

Free cash flow (Cash flows from operating and investing activities)	(31,669)	(95,252)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	10,445	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	15,241	(24,928)
* Proceeds from long-term debt	2,424	243,849
* Repayment of long-term debt	(3,922)	(121,764)
Proceeds from issuance of common stock	—	—
Cash dividends paid	(34,232)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(28)
Acquisition of treasury stock	(5,342)	—

Net cash (used in) provided by financing activities	(25,831)	97,129

Effect of exchange rate changes on cash and cash equivalents	7,354	299

Net change in cash and cash equivalents	(50,146)	2,176
Cash and cash equivalents at beginning of period	757,894	15,644

Cash and cash equivalents at end of period	707,748	17,820

Explanatory notes:

1.	Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other net” of Non financial services businesses, and “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries was increased by 32,723 millions of yen for the fiscal first quarter ended June 30, 2004, and increased by 42,114 millions of yen for the corresponding period in 2005.

2.	Decrease(increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 322

2.	Affiliated companies

Number of affiliated companies: 117

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 5

Reduced through reorganization: 2

Affiliated companies:

Newly formed affiliated companies: 1

Reduced through reorganization 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has issued its shares as on American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	The average exchange rates for the fiscal first quarter ended June 30, 2005 were ¥107.69=U.S.$1 and ¥135.57=Euro1. The average exchange rates for the corresponding period last year were ¥109.77=U.S.$1 and ¥132.28=Euro1.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥110.62=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2005.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

13.	Honda does not apply hedge accounting for the foreign exchange agreements and interest rate agreements.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provision for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligations has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (confederated welfare pension fund, the “Fund”), of which the Company is a member, has obtained an approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. Previously on April 1, 2004, the Fund received an approval of exemption from the obligation for benefits related to future employee services with respect to the Fund. The difference between the fair value of the obligation and the assets to be transferred to the government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The date of such transfer and its effect have not yet been determined.

Notes to Consolidated balance sheets

1.	The allowance for doubtful trade accounts and notes receivable is ¥9,710 million and ¥10,350 million, and for the allowance for credit losses for finance-subsidiaries receivable is ¥30,926 million and ¥33,058 million as of March 31, 2005 and June 30, 2005, respectively.

2.	Honda has entered into various guarantee and indemnification agreements. At March 31, 2005 and June 30, 2005, Honda has guaranteed approximately ¥69,574 million and ¥52,135 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were approximately ¥69,574 million and ¥52,135 million, respectively, at March 31, 2005 and June 30, 2005. As of June 30, 2005, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassification

From the fiscal fourth quarter ended March 31, 2005, Honda reclassified certain finance subsidiaries-receivables to trade receivables, including those of non-current portion to other assets, in the consolidated balance sheets. Reclassifications have been made to the consolidated balance sheets of the prior year’s fiscal first quarter ended June 30, 2004, to confirm to the presentation used for the fiscal first quarter ended June 30, 2005.

July 27, 2005

Notice Regarding the Buyback of Company Shares

Tokyo, July 27, 2005— Honda Motor Co., Ltd. today announced its intention to implement acquisition of its outstanding company shares, the resolution for which was resolved as follows at the meeting of the Board of Directors held on July 27, 2005 in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code:

1. Reason for the Acquisition of Company Shares:

Mainly to improve capital efficiency.

2.	Details of the Acquisition:

(1)	Type of shares to be acquired

Common stock of Honda Motor Co., Ltd

(2)	Maximum number of shares to be acquired

4,700,000 shares

(Ratio to total number of shares of common stock in issue: 0.51%)

(3)	Maximum amount of acquisition

21,000,000,000 yen

(4)	Period of acquisition

From August 2, 2005 to October 14, 2005

Ref.#C05-075

Honda Achieves Record Global Auto Production for First Six Months of 2005

July 28, 2005 – Honda Motor Co., Ltd. today announced automobile production, domestic sales and export results for the month of June and the first six months of 2005. Honda set an all-time record during the first six months of the year with worldwide auto production of more than 1.73 million units as well as overseas production of more than 1.07 million units.

Domestic production increased 2.1% in June compared to the same month a year ago, while the total for the first six months of the year increased 7.9% from the same period a year ago. Overseas production had a major increase of 21.3% in June due mainly to increased production in the North America (up 25.3%) and Asia/Oceania (up 17.5%) regions. This is the ninth consecutive year (dating back to 1997) in which overseas production for the first half of the year increased compared to the previous year. Significantly, Honda set all-time June and 6-month records for both overseas and worldwide production. Moreover, production in Asia and North America for the first six months of 2005, also achieved all-time highs with 252,200 units and 688,131 units, respectively.

Total domestic sales for the month of June achieved a significant increase of 21.4%, while sales in the first half of the year were down slightly by 1.1%. Strong sales of the just introduced all-new Step Wagon (Step WGN) and all-new Airwave were key contributors to the increased sales in June. The Honda Life was Honda’s best-selling car for the first half of 2005, with sales of 74,195 units. The Fit and Step WGN, with sales of 68,049 and 38,167 units, respectively, were Honda’s second and third best-selling models. Odyssey remains strong and ranked as the fourth best-selling model with sales of 35,610 units. In addition, the all-new Airwave compact station wagon, introduced in April, ranked as the fifth best-selling model with sales of 13,502 units.

Total exports in June increased 4.4% compared to the same month a year ago, exceeding the previous year’s record for the tenth consecutive month, while total exports for the first half of the year increased by 13%, exceeding the previous year’s record for the fourth consecutive year. Strong sales of the Acura RL and Accord Hybrid in North America, as well as Jazz and FR-V in Europe, contributed to the overall increase in exports.

PRODUCTION, SALES, EXPORTS (June 2005)

PRODUCTION

	June 2005		Year-to-Date Total (Jan - June 2005)		*1st Quarter Fiscal Year 2006
	Units	vs.6/04	Units	vs.2004	Units	vs.2005
Domestic (CBU+CKD)	111,071	+2.1%	652,824	+7.9%	304,615	+6.9%
Overseas (CBU only)	192,640	+21.3%	1,078,009	+12.9%	553,546	+15.7%

Worldwide Total	303,711	+13.5%	1,730,833	+11.0%	858,161	+12.4%

*	(April/01/2005~June/30/2005)

OVERSEAS PRODUCTION

	June 2005		Year-to-Date Total (Jan-June 2005)		*1st Quarter Fiscal Year 2006
	Units	vs.6/04	Units	vs.2004	Units	vs.2005
North America	119,001	+25.3%	688,131	+11.7%	345,844	+16.1%
(USA only)	81,932	+30.2%	473,284	+16.7%	237,910	+21.9%
Europe	15,968	+8.4%	97,276	-2.4%	48,366	+3.1%
Asia	49,725	+17.5%	252,200	+24.2%	137,052	+20.4%
Others	7,946	+18.3%	40,402	+11.9%	22,284	+13.7%

Overseas Total	192,640	+21.3%	1,078,009	+12.9%	553,546	+15.7%

*	(April/01/2005~June/30/2005)

SALES (JAPAN)

	June 2005		Year-to-Date Total (Jan - June 2005)		*1st Quarter Fiscal Year 2006
Vehicle type	Units	vs.6/04	Units	vs.2004	Units	vs.2005
Passenger Cars & Light Trucks	46,036	+28.1%	231,745	-1.9%	110,577	+12.4%
(Imports)	585	-20.2%	3,220	-37.5%	1,534	-29.5%
Mini Vehicles	24,112	+10.3%	134,387	+0.5%	66,995	+17.6%

Honda Brand Total	70,148	+21.4%	366,132	-1.1%	177,572	+14.3%

*	(April/01/2005~June/30/2005)

EXPORTS

	June 2005		Year-to-Date Total (Jan - June 2005)		*1st Quarter Fiscal Year 2006
	Units	vs.6/04	Units	vs.2004	Units	vs.2005
North America	24,533	+1.6%	139,760	+13.5%	66,051	+7.3%
(USA only)	22,727	+2.5%	124,967	+11.3%	59,544	+4.5%
Europe	11,282	+23.5%	76,110	+11.4%	39,709	+23.5%
Asia	1,200	-51.8%	8,761	+4.4%	4,097	-23.0%
Others	10,014	+7.9%	55,953	+15.4%	31,036	+16.0%

Total	47,029	+4.4%	280,584	+13.0%	140,893	+12.0%

*	(April/01/2005~June/30/2005)

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545